Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000 (as amended).

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

AKARI THERAPEUTICS, PLC

(Registered in England & Wales, No. 05252842)
Registered office:

Highdown House

Yeoman Way

Worthing

West Sussex

BN99 3HH

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2022

Dear Shareholders of Akari Therapeutics, Plc:

Although there are currently no UK Government restrictions on travel or public gatherings in connection with Covid-19, it remains possible that such restrictions or other impediments may make it difficult or impossible for shareholders, or their proxies other than the chairman of the Meeting, to attend the Meeting in person. Shareholders should inform themselves of and comply with all laws and UK Government guidance in force at the date of the Meeting. Moreover, for their own safety and that of our staff and the public, we encourage shareholders not to attend the Meeting in person unless they have a good reason for doing so. We therefore strongly encourage you to vote on all resolutions as soon as possible by appointing the chairman of the Meeting as your proxy (or, in the case of beneficial owners who hold their shares indirectly, by submitting appropriate proxy voting instructions) as described in the Proxy Statement below.

Notice is hereby given of the annual general meeting (the “Meeting”) of the shareholders of Akari Therapeutics, Plc, (“Akari” or the “Company”), to be held at 2.30 p.m., local time, on June 30, 2022, at 75/76 Wimpole Street, London, W1G 9RT for the purpose of considering and, if thought fit, passing the following resolutions, which will all be proposed as ordinary resolutions.

Ordinary Resolutions

1.	To receive the report of the Directors and the accounts for the year ended December 31, 2021, together with the report of the statutory auditor, the Directors’ Remuneration Report and the strategic report.

2.	To approve the Directors’ Remuneration Report (other than the part containing the directors' remuneration policy).

3.	To re-elect James Hill, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles of Association of Akari (the “Articles”).

4.	To re-elect Stuart Ungar, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

5.	To re-elect David Byrne as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

6.	To re-elect Donald Williams as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

7.	To re-elect Michael Grissinger as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

8.	To re-elect Rachelle Jacques as a director of Akari, as a Class B Director as stated in Article 18.2.2 of the Articles.

9.	To ratify the appointment of BDO USA, LLP as independent registered public accounting firm of Akari for the year ending December 31, 2022.

10.	To re-appoint Haysmacintyre LLP as statutory auditors of Akari to hold office until the conclusion of the next annual general meeting at which accounts are laid before Akari shareholders.

11.	To authorize the audit committee of the Board of Directors of Akari to fix the statutory auditors’ remuneration.

12.	To generally and unconditionally authorize an increase in the number of shares available for the grant of awards under the Company’s 2014 Equity Incentive Plan (the “2014 Plan”) to 890,000,000 ordinary shares.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the Meeting, and the number of votes which may be cast at the Meeting, will be determined by reference to the Company’s register of members at 6.30 p.m. (London time) on June 28, 2022 or, if the Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Meeting. In each case, changes to the register of members after such time will be disregarded. The accompanying Proxy Statement more fully describes the details of the business to be conducted at the Meeting. After careful consideration, our Board of Directors has unanimously approved the proposals and recommends that you vote FOR each proposal described in the accompanying Proxy Statement.

The Company’s principal executive offices are located at 75/76 Wimpole Street, London W1G 9RT. The registered office of Akari Therapeutics, Plc is at Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH, United Kingdom. Except as set out in this Notice, any communication with the Company in relation to the Meeting, should be sent to the Company’s registrars, SLC Registrars, PO Box 5222, Lancing, BN99 9FG, United Kingdom. No other means of communication will be accepted. In particular, you may not use any electronic address provided within this notice or in any related documents (including the annual report and accounts for the year ended December 31, 2021 and the proxy form) to communicate with the Company except as expressly permitted.

You are reminded that you can update your preferences for communications by Akari at any time through SLC Registrars’ “ShareView” service at https://portfolio.shareview.co.uk/. You can contact SLC Registrars for assistance with the process at office@slcregistrars.com or on +44 (0)20 3890 2122. There is no charge for this service. Akari encourages you to agree to the use of electronic communications as it will enable you to receive information quicker and reduce the Company’s costs and environmental impact.

A copy of the Statutory Accounts can be accessed by visiting the Akari website at http://investor.akaritx.com/.

Your vote is important. The affirmative vote (on a show of hands or a poll) of shareholders present in person or by proxy in accordance with the requisite majority set forth in the accompanying Proxy Statement is required for approval of the Resolutions. We encourage you to read the Proxy Statement carefully.

Please complete, date, sign and return the enclosed proxy form as promptly as possible (and in any event by 2.30 p.m. (London time) on June 28, 2022) in order to ensure your representation at the Meeting. Please note, however, that if your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Company Americas, as depositary, or if your ordinary shares are held of record by a broker, bank or other nominee, and you wish to have your votes cast at the Meeting, you must obtain, complete and timely return a proxy form issued in your name from that intermediary in accordance with any instructions provided therewith.

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By Order of the Board of Directors of
Akari Therapeutics, Plc,

/s/ Ray Prudo

Ray Prudo
Executive Chairman
June 6, 2022

THE AKARI BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE RESOLUTIONS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AKARI AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH RESOLUTION. THE AKARI BOARD OF DIRECTORS RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” EACH SUCH RESOLUTION.

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PROXY STATEMENT FOR
2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2022

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Akari Therapeutics, Plc, a public limited company registered in England & Wales (“Akari”, the “Company” or “our”), for use at the Company’s 2022 Annual General Meeting (the “Meeting”) of shareholders to be held at 75/76 Wimpole Street, London, W1G 9RT on June 30, 2022, at 2.30 p.m. local time for the purpose of considering and, if thought fit, passing the resolutions specified in the Notice of Annual General Meeting. This Proxy Statement is being mailed to shareholders on or about June 6, 2022.

For a proxy form to be effective, it must be properly executed and dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority)) at the offices of the Company’s registrars, SLC Registrars (the “Registrars”) at PO Box 5222, Lancing, BN99 9FG, United Kingdom (or by email to proxy@slcregistrars.com) so as to be received by 2.30 p.m. local time on June 28, 2022 (or, if the Meeting is adjourned, not less than 48 hours before the time of the adjourned Meeting). Each proxy form properly tendered appointing the Chairman of the Meeting will, unless otherwise directed by the shareholder, be voted FOR the proposals subject to a binding vote, FOR the nominees described in this Proxy Statement and at the discretion of the proxy holder with regard to all other matters that may properly come before the Meeting.

The Company will pay all of the costs of soliciting proxies. We will provide copies of our proxy materials to the depositary for our American Depositary Shares (Deutsche Bank Trust Company Americas), brokerage firms, fiduciaries and custodians for forwarding to beneficial owners and will reimburse these persons for their costs of forwarding these materials. Our directors, officers and employees may also solicit proxies; however, we will not pay them additional compensation for any of these services. Proxies may be solicited by telephone, facsimile, or personal solicitation.

Special Arrangements for Attendance in the Light of Covid-19

Although there are currently no UK Government restrictions on travel or public gatherings in connection with Covid-19, it remains possible that such restrictions or other impediments may make it difficult or impossible for shareholders, or their proxies other than the chairman of the Meeting, to attend the Meeting in person. Shareholders should inform themselves of and comply with all laws and UK Government guidance in force at the date of the Meeting. Moreover, for their own safety and that of our staff and the public, we encourage shareholders not to attend the Meeting in person unless they have a good reason for doing so. We therefore strongly encourage you to vote on all resolutions as soon as possible by appointing the chairman of the Meeting as your proxy (or, in the case of beneficial owners who hold their shares indirectly, by submitting appropriate proxy voting instructions) as described in this Proxy Statement.

We expect only the Chairman and a very limited number of Company personnel to be in attendance at the Meeting in person to ensure a quorum. We expect our Chief Executive Officer to participate by video link. Social distancing and other appropriate health and safety measures will be in place in order to comply with the law and Government guidelines and maximize the safety and comfort of those in attendance. Shareholders can submit questions to the Board by email to the Company’s investor relations department at peter.vozzo@westwicke.com by no later than June 28, 2022. We will consider all questions received and, if appropriate, provide a written response on the Company’s website (http://investor.akaritx.com/). The Board will keep the situation under review and may make changes to the arrangements for the Meeting, should the Covid-19 situation, applicable laws or the UK Government’s guidance change. Shareholders should therefore monitor the Company’s website and announcements for any updates.

Shares Outstanding and Voting Rights

Akari is registered in England & Wales and therefore subject to the Companies Act 2006 (the “Companies Act”), which, together with the Articles of Association of the Company (the “Articles”), governs the processes for voting at annual general meetings. There are a number of differences between English and U.S. law in relation to voting. At the Meeting, a resolution put to the vote of the Meeting will be decided on a show of hands unless a poll is demanded by (a) the chairman, (b) at least five shareholders entitled to vote at the Meeting, (c) a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the Meeting (excluding any voting rights attached to shares that are held as treasury shares) or (d) a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares in the Company conferring a right to vote at the Meeting that are held as treasury shares).

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Only holders of record of our ordinary shares at 6.30 p.m. (London time) three working days before the date of this notice (being the latest practicable date before the publication of this document) are entitled to receive this notice and only those holders of record of our ordinary shares at 6.30 p.m. (London time) on June 28, 2022 or, if the Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Meeting (the “Record Date”) are entitled to vote at the Meeting. Therefore, if you sell or transfer your ordinary shares prior to the Record Date, your proxy form will no longer be able to be used and if submitted (whether before or after you sell or transfer your ordinary shares) will be treated as invalid. Please pass this document together with the accompanying proxy form to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee will need to contact Prism Cosec Limited, Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH, United Kingdom, Company Secretary, to request a new proxy form for its use.

On the ADR Record Date (as defined below), 5,934,917,123 ordinary shares were outstanding, of which approximately 5,930,473,023 were held for Deutsche Bank AG, London Branch, as custodian for Deutsche Bank Trust Company Americas (the “Depositary”), which issues Company-sponsored American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) which, in turn, each represent one hundred (100) ordinary shares. With respect to all matters to be voted on at the Meeting, each shareholder present has only one vote unless demand is made for a vote on a poll (in which case each shareholder gets one vote per ordinary share held). The presence, in person or by proxy, of at least two shareholders holding at least 15% of the share capital of the Company as of the Record Date will constitute a quorum for the transaction of business at the Meeting. At any adjournment of the Meeting, if a quorum is not present within fifteen minutes from the time appointed for the Meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.

Persons who hold ordinary shares directly on the Record Date (“record holders”) must return a proxy form or attend the Meeting in person in order to vote on the proposals. However, as noted above, on account of Covid-19 we encourage shareholders not to attend in person this year unless they have a good reason for doing so. The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will take delivery of completed proxy forms posted to it in accordance with the details above. Persons who own ordinary shares indirectly on the Record Date through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of ADSs through the Depositary (“beneficial owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from beneficial owners may either vote these shares on behalf of the beneficial owners or return a proxy leaving these shares un-voted (a “broker non-vote”). ADR holders are not entitled to vote directly at the Meeting, but a deposit agreement dated as of December 7, 2012, as amended (the “Deposit Agreement”) exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of June 1, 2022 (the “ADR Record Date”) are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the ordinary shares so represented. The Depositary has agreed that it will endeavour, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares held for its custodian, Deutsche Bank AG, London Branch, in accordance with the instructions of the ADR holders. In the event that the instruction card is executed but does not specify the manner in which the ordinary shares represented are to be voted (i.e., by marking a vote “FOR”, “AGAINST” or any other option), the Depositary will vote in respect of each proposal as recommended by the Board in the Notice of Annual General Meeting. Instructions from the ADR holders must be sent to the Depositary so that the instructions are received by no later than 1:00 p.m. New York time on June 22, 2022 (the “Instruction Date”).

Each of Resolutions 1 to 12 is proposed as an ordinary resolution that will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Abstentions and broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on a given proposal and therefore will not impact the outcomes of the items on the agenda.

As a result, we encourage you to vote by proxy by mailing an executed proxy form. By voting in advance of the Meeting, this ensures that your shares will be voted and reduces the likelihood that the Company will be forced to incur additional expenses soliciting proxies for the Meeting. Subject to any restrictions on personal attendance in connection with Covid-19 as noted above, any record holder of our ordinary shares may attend the Meeting in person and may revoke the enclosed proxy form at any time by voting in person at the Meeting or by executing a later-dated proxy form and delivering it to the Registrars in accordance with the details above by the applicable cut-off time for receipt of proxy forms.

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Beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or the Depositary, as applicable, for information on how to do so. Generally, however, beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions may do so up until 1:00 p.m. New York Time on the Instruction Date. Beneficial owners who wish to attend the Meeting and vote in person should contact their brokerage firm, bank or other financial institution holding ordinary shares of Akari on their behalf in order to obtain a “legal proxy” which will allow them to both attend the Meeting and vote in person (subject to any restrictions on personal attendance in connection with Covid-19 as noted above). Without a legal proxy, beneficial owners cannot vote at the Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf. Record holders of ADSs representing our ordinary shares who wish to attend the Meeting and vote in person (subject to any restrictions on personal attendance in connection with Covid-19 as noted above) should contact the Depositary (and beneficial owners wishing to do the same should contact their brokerage firm, bank or other financial institution holding their ADSs) to cause their ADSs to be cancelled and the underlying shares to be withdrawn in accordance with the terms and conditions of the Deposit Agreement so as to be recognized by us as a record holder of our ordinary shares.

MATTERS BEING SUBMITTED TO A VOTE OF AKARI SHAREHOLDERS

Akari Resolution No. 1: Statutory Accounts

As a public limited company, it is a requirement under English company law that the Board lay the report of the Company’s directors and the Company’s accounts for the year ended December 31, 2021, together with the report of the Statutory Auditor, the Directors’ Remuneration Report and the strategic report (the “Statutory Accounts”) before the shareholders at a general meeting. The Statutory Accounts have been prepared in accordance with the Companies Act and International Financial Reporting Standards. The Statutory Accounts are available for download on the Company’s website (http://investor.akaritx.com/). In addition, hard copies of the Statutory Accounts may be obtained by contacting the Registrars.

Resolution No. 2: Directors’ Remuneration Report

The Company’s annual Directors’ Remuneration Report is subject to an annual advisory vote of shareholders, by ordinary resolution. The Board considers that appropriate remuneration plays a vital part in helping to achieve the Company’s overall objectives. The full text of the Directors’ Remuneration Report is contained within the Statutory Accounts which can be found on the Company’s website (http://investor.akaritx.com/). The Directors’ Remuneration Report gives details of the remuneration paid to the Directors during the year ended December 31, 2021. The vote on the Directors’ Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 2 is not passed.

Resolution Nos. 3 – 8: Re-election of Directors

Under the Company’s Articles of Association, there are three classes of Board members (Class A, Class B and Class C) with each class having a specific office term. James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams and Michael Grissinger currently serve as Class A directors; Rachelle Jacques currently serves as a Class B director and Raymond Prudo-Chlebosz, M.D. currently serves as a Class C director. Peter Feldschreiber resigned as a Class A director with effect from June 3, 2022. Subject to the matters described below, James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams and Michael Grissinger have been nominated by the Board to be re-elected as Class A directors and Rachelle Jacques has been nominated to be re-elected as a Class B director at the Meeting. Raymond Prudo-Chlebosz, M.D. will remain in office as a Class C director. A class A director re-elected at the Meeting will hold office until the 2023 Annual General Meeting and a Class B director will hold office until the 2024 Annual General Meeting, unless they resign or their seats become vacant due to death, removal, or other cause in accordance with the Articles.

James Hill, M.D., age 76, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guy’s Hospital and became a fellow of the Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by the Royal College of Surgeons in England.

Stuart Ungar, M.D., age 78, has served as a member of our board of directors since September 2015. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at the Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC, a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC, in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to the Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of the Royal Society of Medicine and a founder and former Vice-President of the Independent Doctors Federation. Dr. Ungar is a non-executive director of Pharmacierge Ltd., a private company providing prescription dispensing services to the public.

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David Byrne, age 62, has served as a member of our board of directors since April 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory, which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 63, has served as a member of our board of directors since June 2016 and is an “audit committee financial expert”. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings, secondary offerings and private and public debt financings, as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Impedimed Limited and Palisade Bio, Inc. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 68, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President - Corporate Development, Vice President - Worldwide Business Development & Licensing and Vice President and Head - Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of Atrin Pharmaceuticals, Atriva Therapeutics and Kira Biotech. Mr. Grissinger holds a B.Sc. in Chemistry from Juniata College and an MBA from Temple University - Fox School of Business.

Rachelle Jacques, President and Chief Executive Officer, age 51, has served as our President and Chief Executive Officer and a member of our board of directors since March 2022. Since February 2019, Ms. Jacques served as the Chief Executive Officer of Enzyvant Therapeutics Inc. where she focused investments and capabilities to develop and commercialize transformative regenerative therapies for rare diseases. Under her leadership, Enzyvant received FDA approval for its lead asset, a one-time tissue based regenerative therapy. From August 2017 to February 2019, Ms. Jacques served as the Senior Vice President and Global Complement Franchise Head at Alexion Pharmaceuticals, Inc., where she was responsible for global franchise strategy development and execution across the therapeutic areas of hematology, nephrology, and neurology, including the global ULTOMIRIS launch strategy and preparedness. From June 2016 to June 2017, Ms. Jacques served as the Vice President of U.S. Hematology Marketing at Shire plc. Ms. Jacques currently serves on the Board of Directors of Corbus Pharmaceuticals (Nasdaq: CRBP) and uniQure N.V. (Nasdaq: QURE). She is also a founding member of the Alliance for Regenerative Medicine (ARM) Action for Equality Task Force and, from 2020 to March 2022, was co-chair of the ARM Tissue Engineering & Biomaterials Committee. Ms. Jacques holds a B.A. in Business Administration from Alma College.

Raymond Prudo-Chlebosz, M.D., Executive Chairman, age 77, has served as our executive chairman since September 2015. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo was the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since its inception in 2008. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Diversity of the Board of Directors

Board Diversity Matrix (as of June 4, 2022)
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	1	0	0

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Resolution No. 9 Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed BDO USA LLP to serve as our independent registered public accounting firm for the year ending December 31, 2022. The Audit Committee and the Board are requesting, as a matter of policy, that shareholders ratify the selection of BDO USA LLP. The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. Even if the appointment is ratified, the Board may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified, the Board will consider its options.

Resolution Nos. 10 and 11: Re-Appointment of Statutory Auditor and Authority to Fix Remuneration of Statutory Auditor

At every general meeting at which accounts are presented to shareholders, Akari is required to appoint statutory auditors to serve from the end of the meeting until the conclusion of the next general meeting at which accounts are laid before Akari shareholders. Haysmacintyre LLP has indicated that it is willing to continue as Akari’s statutory auditor to hold office during this period. You are asked to approve their re-appointment and authorize the Audit Committee to determine their remuneration.

Resolution No. 12: Authority to Amend the Company’s 2014 Equity Incentive Plan

The Board is seeking approval of the shareholders to an increase in the number of shares available for the grant of awards to 890,000,000 ordinary shares (corresponding to 8,900,000 ADSs) under the Company’s 2014 Plan. We believe that the increase in the number of shares available for issuance under our 2014 Plan is essential to permit our management to continue to provide long-term, equity-based incentives to present and future key employees, consultants and directors, including awards we are required to make under the terms of appointment of our Chief Executive Officer. Accordingly, our Board believes approval of the amendment to increase the aggregate number of shares available for issuance under the 2014 Plan is in our best interests and those of its shareholders.

On June 19, 2014, the Board approved the 2014 Plan. Our shareholders approved the 2014 Plan on June 19, 2014. The 2014 Plan was most recently amended by our shareholders on June 30, 2021. The purpose of the 2014 Plan is to enable us to continue to attract and retain professional personnel for the purposes of executing our clinical development plan. The 2014 Plan is administered by our Board and grants are made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that may be issued upon exercise of options under the 2014 Plan is currently 400,000,000 ordinary shares, or the equivalent of such number of ordinary shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the 2014 Plan. Options may be granted at any time. As of June 3, 2022, awards in respect of 394,786,985 of our ordinary shares were outstanding under the 2014 Plan. Unless sooner terminated, the Plan will expire on April 30, 2024.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY FORM.

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